Exhibit 99.89

SolarBank Announces Fiscal Year End Results and Provides Fiscal 2024 Revenue Guidance

●	Revenue for the fiscal year of $18.4 million
●	Net income for the fiscal year of $2.2 million or $0.11 per share (undiluted)
●	Cash and short-term investments of $7.3 million
●	Revenue guidance of $45 million to $50 million for the fiscal year ended June 30, 2024

Toronto, Ontario, October 30, 2023 — SolarBank Corporation (CSE: SUNN) (OTCQX: SUUNF) (FSE: GY2) (“SolarBank” or the “Company”) today reported results for the fiscal year ended June 30, 2023. All financial figures are in Canadian dollars and in accordance with International Financial Reporting Standards (IFRS) as presented in the interim consolidated financial statements.

Fiscal Year Highlights (All Amounts are for the Twelve Month Period ended June 30, 2023)

●	Revenue of $18.4 million;
●	Cash flow from operating activities of $2.2 million;
●	Net income of $2.2 million;
●	Net income of $0.11 per share (undiluted);
●	Cash and short-term investments of $7.3 million;
●	Six projects have reached permission to operate (PTO); and
●	Mobilization underway and construction commenced on Manlius (5.7 MWdc) and Geddes (3.8 MWdc) projects in New York.

“I am very excited with our year end results as SolarBank has doubled its revenues from the prior fiscal year and achieved profitability,” stated Dr. Richard Lu, Chief Executive Officer of SolarBank Corporation. “Subsequent to year end we have announced over $92 million(1) in new contracts and our revenue guidance for the fiscal year ended June 30, 2024 demonstrates an expected further doubling of SolarBank’s revenues.”

Summary of Annual Results (All Amounts are for the Twelve Month Period)

Year Ended	June 30, 2023	June 30, 2022
Statement of Income and Comprehensive Income
Total Revenue	$18,397,509	$10,197,619
Cash flow from operating activities	$2,241,986	$(188,393)
Net income	$2,241,986	$(188,393)
Basic earnings per share	$0.11	$(0.01)
Diluted earnings per share	$0.06	$(0.02)

The Company ended the 2023 fiscal year with $22.0 million in current assets, an increase of $13.1 million compared to year end June 30, 2022. The increase is mainly due to the increase in cash balances from financing activities and increased receivables and unbilled revenue.

Current liabilities increased from $3.4 million as of year ended June 30, 2022 to $7.0 million as of June 30, 2023, mainly due to an increase in trade and other payables, increase in unearned revenue, and increase in tax payable, offset by the repayment of a loan that was outstanding as of June 30, 2022.

For complete details please refer to the audited consolidated financial statements and associated Management Discussion and Analysis for the year ended June 30, 2023, available on SEDAR+ (www.sedarplus.com).

(1) In calculating the total contract value SolarBank has converted United States dollars to Canadian dollars at an exchange rate of 1.37.

2023 Year End Outlook

The Company is providing guidance of expected full year revenue in 2024 of between $45 million and $50 million. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2024 financial results for evaluating the performance of the Company’s business and is dated as of the date of this press release. This information may not be appropriate for other purposes. Information about the Company’s guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “Forward-Looking Statements” in this press release and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause the Company’s actual future financial and operating results to differ from what it currently expects.

The Company notes that the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements for the Company and its customers and the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power, which could cause demand for the Company’s services to decline. Further the forecasted MW capacity of a solar project may not be reached. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the statements in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 70 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies; the expected energy production from the solar power project mentioned in this press release; the megawatt capacity and type of future solar projects; the size of the Company’s development pipeline and future revenue guidance. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this press release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of COVID-19 on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings. In addition, there are difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given changes in technology and the Company’s business strategy, evolving industry standards, intense competition and government regulation that characterize the industries in which the Company operates.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.